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                                                                 Exhibit (h)(14)

December 11, 2009

Janus Aspen Series
151 Detroit Street
Denver, Colorado 80206

Ladies and Gentlemen:

As you know, Section 5 of our Investment Advisory Agreement dated December 31, 2008, as amended, provides for compensation payable to Janus Capital Management LLC ("JCM") with respect to Janus Aspen Perkins Mid Cap Value Portfolio (the "Fund"). This letter is to inform you that JCM will waive a portion of its fee from May 1, 2010 until May 1, 2011, under the following conditions:

     In the event the operating expenses allocated to any class of the Fund, including the amount payable to JCM pursuant to Section 5 of the Investment Advisory Agreement, for any fiscal year ending on a date on which this Agreement is in effect, exceed 0.86% of average daily net assets, JCM shall reduce its fee payable with respect to the Fund by the extent of such excess and/or shall reimburse the Fund (or class as applicable) by the amount of such excess; provided, however, there shall be excluded from such expenses the 12b-1 fee payable by Service Shares of the Fund, the administrative services fee payable by Service Shares of the Fund pursuant to the Transfer Agency Agreement, the "Performance Adjustment" if the Fund has a performance-based investment advisory fee, as well as the amount of any items not normally considered operating expenses such as interest, dividends, taxes, brokerage commissions, distribution fees and extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs, acquired fund fees and expenses and any indemnification related thereto) paid or payable by the Fund. Operating expenses shall be calculated net of balance credits and similar offset arrangements (excluding directed brokerage arrangements). Whenever the expenses allocated to any class of the Fund exceed a pro rata portion of the applicable annual expense limitations, the estimated amount of reimbursement under such limitations shall be offset against the monthly payment of the fee due to JCM and/or paid by JCM to the Fund (or applicable class). The waiver or reimbursement shall be allocated to each class of the Fund in the same manner as the underlying expenses or fees were allocated.

This waiver/reimbursement will continue in effect until May 1, 2011, unless extended. This waiver/reimbursement is applicable only to the Fund and shall not be applicable to any other series of Janus Aspen Series, whether now existing or hereafter created.

JANUS CAPITAL MANAGEMENT LLC            JANUS ASPEN SERIES


By: /s/ Michelle R. Rosenberg           By: /s/ Stephanie Grauerholz-Lofton
    ---------------------------------       ------------------------------------
    Michelle R. Rosenberg                   Stephanie Grauerholz-Lofton
    Vice President and Assistant            Vice President, Legal Counsel and
    General Counsel                         Secretary